SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 6, 2008

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

Inmarsat plc Reports Preliminary Full Year Results 2007

London, UK: 6 March 2008. Inmarsat plc (LSE: ISAT), the leading provider of global mobile satellite communications services, today reported unaudited consolidated financial results for the year ended 31 December 2007.

Following our announcement on 11 February 2008, these consolidated results for Inmarsat plc include the financial results of CIP UK Holdings Limited and its subsidiaries, including Stratos Global Corporation (“CIP”) for the period 11 December 2007 to 31 December 2007. Please note that where we refer to “Inmarsat Core” we include only the results of Inmarsat plc and subsidiaries and exclude CIP. It should be noted that Inmarsat plc does not control CIP, but has a call option to acquire CIP which is exercisable from 14 April 2009.

Inmarsat plc - Full Year 2007 Highlights

•	Total revenue $576.5 million up 15.3% (2006: $500.1 million)
•	EBITDA $388.1 million up 17.0% (2006: $331.7 million)
•	Profit before tax $124.8 million up 39.0% (2006: $89.8 million)
•	Final dividend increased by 8.3% to 17.33 cents (US$) per share

Inmarsat Holdings Limited - Q4 2007 Highlights

•	Q4 revenue up 6.7% to $133.4 million (2006: $125.0 million)
•	Q4 EBITDA up 7.6% to $85.4 million (2006: $79.4 million)
•	Q4 BGAN revenue $11.3 million up 10.8% sequentially on Q3
•	BGAN subscribers reach 15,817 (1,943 additions in Q4)
•	Broadband platform extended to aeronautical and maritime sectors
•	Cooperative spectrum agreement signed with MSV for the Americas

Andrew Sukawaty, Inmarsat’s Chairman and Chief Executive Officer said, “2007 was a very good year for Inmarsat. Our operating performance in terms of both revenue growth and cash flow generation was strong and exceeded our growth targets. Importantly, we also completed the key new product launches that further cement our market leadership. We now offer our customers mobile broadband connectivity on sea, land and in the air. We are well positioned to deliver another year of continued growth in 2008 and we are therefore raising our final dividend for the year by 8.3%.”

Inmarsat Core - Mobile Satellite Services

Increased demand for data connectivity from the maritime industry was the primary driver of revenue growth from our maritime sector of 9.0% year over year. Maritime data revenue grew by 13.0% while voice revenue grew by 1.7%. Growth in our base of active maritime terminals was 5.6% for the year, including growth of 40% in our base of Fleet terminals. During the fourth quarter we launched our FleetBroadband service, providing our maritime customers with a broadband upgrade path, ensuring we keep pace with the industry’s expanding demand for data connectivity at sea.

A successful year for our BGAN service saw land mobile sector revenue growth of 8.4% for the year. Land data revenue saw year over year growth of 14.6%, while voice services declined 22.9%, primarily due to competitive erosion on a small base of revenue. Revenue for our BGAN service continues to be driven by take up by new customers, which has consistently outstripped the impact of migration to our BGAN service from older services. Although our base of active terminals in the land sector as a whole was down 4.5% year over year, this reflected contraction in our base of lower value voice and telemetry terminals, while the services that drive land data revenues (GAN, R-BGAN and BGAN) recorded net growth in active terminals of 21.2%.

During the year we launched a portfolio of Satellite Phone Services, including our first handheld service, to increase our penetration of the voice market. We are encouraged by the early results and we reiterate our plan to achieve a 10% market share in this sector by 2010.

Year over year growth in our aeronautical sector of 44.3% was primarily the result of sustained demand and high levels of usage for our Swift 64 service, which mainly serves government aircraft and business jets. During the fourth quarter, we introduced broadband speeds to our aeronautical customer base with the launch of our SwiftBroadband service. Prior to the end of the year one of the first SwiftBroadband terminals was in service supporting a trial of in-flight mobile GSM services with Air France.

Although revenue from our leasing business grew 9.8% year over year, we experienced lower leasing revenue during the fourth quarter as a result of lower demand from a key customer.

Impact of volume discounts

The volume discounts we offer to our distributors have an increasing impact on our margins as the year progresses. As our distributors reach certain volume targets we reduce our wholesale prices and this process progressively reduces our margins until the end of the calendar year when our rates are then reset to their pre-discount level. Total volume discounts in 2007 were $51.3 million, an increase of 21.9% compared to $42.1 million in 2006. The total amount of volume discounts is affected by our overall revenue growth and by consolidation among distribution partners. As a result of the merger of Vizada Satellite Communications (formerly France Telecom Mobile Satellite Communications) with Telenor Satellite Services in September 2007, we expect the merged entity to earn higher volume discounts for the remaining term of our distribution agreements, which expire in April 2009.

Liquidity

At 31 December 2007, the Inmarsat plc group (including CIP) had total net external debt of $1,440.5 million. Inmarsat Core had net external debt of $1,131.1 million, made up of cash of $51.1 million and total external debt of $1,182.2 million. Inmarsat Core also had a revolving credit facility with an amount available but undrawn at the end of the year of $230 million. CIP had net borrowings at 31 December 2007 of $309.4 million, including cash of $63.9 million and total borrowings of $373.3 million.

Outlook for Inmarsat Core

We believe our business will continue to deliver good growth in 2008 and beyond. The rate at which we are adding customers and terminals for key growth services has retained a steady momentum throughout 2007 and supports our continued growth. Trading conditions in our maritime, land and aeronautical sectors remain positive, although we expect our leasing business to be flat in 2008.

We expect our cost base to be impacted by the devaluation of the US dollar that occurred in 2007 and which has fed through to a deterioration in the average rate at which we have hedged our 2008 Sterling operating costs from $1.81 in 2007 to $2.01.

We expect our cash capital expenditure in 2008 will be in a range of $210 million to $230 million (excluding deferred satellite payments and capitalised operating costs). Our 2008 capital expenditure forecast reflects incremental launch costs for an accelerated launch of our third Inmarsat-4 satellite, the start of manufacturing costs for the Alphasat project, and spend related to the addition of further redundancy at our new satellite access station in Hawaii. Furthermore, we have committed to certain additional costs in relation to the network and the modernisation of equipment for our Satellite Phone Services.

Finally, we remain on track for a launch of our third Inmarsat-4 satellite and are targeting a launch in late April.

The outlook provided here for Inmarsat Core should not be taken to incorporate or reflect the prospects for CIP in any way.

Other Information

A webcast recording of the analyst presentation to be held on 6 March at 9:00am will be posted to our website after the event. To access the webcast please go to the investor relations section of our website at www.inmarsat.com. Inmarsat management will also host a conference call on Thursday, 6 March at 3:00pm London time (United States 10:00am EST). To access the call, please dial +44 (0)20 7162 0125 and enter the access code 783734. A recording of the call will be available for one week after the event. To access the recording please dial +44 (0)20 7031 4064 and enter the access code 783734.

2007 Results for Inmarsat Holdings Limited and Inmarsat Group Limited

Inmarsat Holdings Limited, through its subsidiary Inmarsat Finance II plc, is the issuer of $450.0 million of 10.375% Senior Discount Notes due 2012. Inmarsat Group Limited, through its subsidiary Inmarsat Finance plc, is the issuer of $310.4 million of 7.625% Senior Notes due 2012. Inmarsat Holdings Limited and Inmarsat Group Limited will report full year 2007 results on Form 20-F and expect to file these reports with the SEC on or around 28 April 2008.

To assist analysts and investors in their understanding of the results announced today, the following unaudited financial tables for the fourth quarter are provided for Inmarsat Holdings Limited, prepared in accordance with IFRS.

Inmarsat Holdings Limited

Revenue Breakdown (unaudited)

	Fourth quarter ended December 31,
	2007	2006	% Difference
	(US$ in millions)
Revenues
Maritime sector:
voice services	25.6	25.2	1.6%
data services	49.9	45.8	9.0%

Total maritime sector	75.5	71.0	6.3%
Land mobile sector:
voice services	3.5	3.9	(10.3)%
data services	24.9	22.2	12.2%

Total land mobile sector	28.4	26.1	8.8%
Aeronautical sector	11.9	8.3	43.4%
Leasing (incl. navigation)	14.7	16.7	(12.0)%

Total mobile satellite communications services	130.5	122.1	6.9%
Other income	2.9	2.9	0.0%

Total revenue	133.4	125.0	6.7%

Inmarsat Holdings Limited

Consolidated Financial Results (unaudited)

	Fourth quarter ended December 31,
	2007	2006	% Difference
	(US$ in millions)
Employee benefit costs	26.3	22.8	15.4%
Network and satellite operations costs	8.7	8.1	7.4%
Other operating costs	18.8	17.4	8.0%
Work performed by the Group and capitalised	(5.8)	(2.7)	114.8%

Total net operating costs	48.0	45.6	5.3%

Forward-looking Statements

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

Contact: Inmarsat, London, UK

Investor Enquiries	Media Enquiries
Simon Ailes, +44 20 7728 1518	Christopher McLaughlin, +44 20 7728 1015
simon_ailes@inmarsat.com	christopher_mclaughlin@inmarsat.com

INMARSAT PLC

PRELIMINARY CONSOLIDATED FINANCIAL RESULTS

For the year ended 31 December 2007

(unaudited)

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the Group’s actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if the Group’s financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause the Group’s actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from current expectations include those risk factors disclosed in the Group’s Form 20-F Annual Report for Inmarsat Holdings Limited for the year ended 31 December 2006 as filed with the Securities and Exchange Commission (“SEC”) on 30 April 2007.

As a consequence, the Group’s current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on the Group’s behalf.

Non-GAAP Measures

We use a number of non-GAAP measures in addition to GAAP measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Where such non-GAAP measures are given, this is clearly indicated and the comparable GAAP measure is also given.

Net Borrowings

Net Borrowings is defined as total borrowings less cash at bank and in hand less short-term deposits with an original maturity of less than three months. We use Net Borrowings as a part of our internal debt analysis. We believe that Net Borrowings is a useful measure as it indicates the level of borrowings after taking account of the financial assets within our business that could be utilised to pay down the outstanding borrowings. In addition the Net Borrowings balance provides an indication of the net borrowings on which we are required to pay interest.

EBITDA

We define EBITDA as profit before interest, taxation, depreciation and amortisation. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to the EBITDA of other companies.

EBITDA and the related ratios are supplemental measures of our performance and liquidity under IFRS that are not required by, or presented in accordance with, IFRS. Furthermore, EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS.

We believe EBITDA among other measures facilitates operating performance comparisons from period to period and management decision making. It also facilitates operating performance comparisons from company to company. EBITDA eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Operating and Financial Review

The following is a discussion of the unaudited consolidated results of operations and financial condition of Inmarsat plc (the “Company” or together with its subsidiaries, the “Group”) for the year ended 31 December 2007. You should read the following discussion together with the whole of this document including the historical consolidated financial results and the notes. The consolidated financial results were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and IFRIC interpretations issued and effective at the time of this report.

Overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Inmarsat has nearly 30 years of experience in designing, launching and operating its satellite-based network. With a fleet of 10 owned and operated geostationary satellites, the Group provides a comprehensive portfolio of global mobile satellite communications services for use on land, at sea and in the air. These include voice and broadband data services, which support safety communications, as well as standard office applications such as email, internet, secure VPN access and videoconferencing. The Group’s revenues, operating profit and EBITDA for the year ended 31 December 2007 were US$576.5m, US$211.4m and US$388.1m respectively (31 December 2006: US$500.1m, US$174.9m and US$331.7m respectively). Included in our results for the year ended 31 December 2007 is 21 days of trading activity for CIP UK Holdings Limited and its subsidiaries including Stratos (“CIP”) following the deemed acquisition of CIP on 11 December 2007, which is discussed in “CIP Canada offer for Stratos Global Corporation Accepted” and “Consolidation of CIP UK and its Subsidiaries” below.

The results of the Group’s operations are reported in US dollars as the majority of revenues and borrowings are denominated in US dollars.

CIP Canada offer for Stratos Global Corporation Accepted

On 11 December 2007, CIP Canada Investment Inc (“CIP Canada”), a wholly-owned subsidiary of Communications Investment Partners Limited (“CIP Limited”), acquired the entire issued share capital of Stratos Global Corporation (“Stratos”), our largest distribution partner, for a consideration of $294.0m Canadian dollars (US$263.3m).

On the same date, Inmarsat Finance III Limited (“Inmarsat III”), a wholly owned subsidiary of Inmarsat plc, provided a loan for the full consideration paid and associated fees to CIP UK Holdings Limited (“CIP UK”) to fund the acquisition (“Transaction”) by its wholly-owned subsidiary CIP Canada (the “Loan Facility”). The Loan Facility has a 10 year term and bears interest at 5.75% per annum until 31 December 2010 (on a Pay In Kind basis to 14 April 2009) and 11.5% per annum thereafter, and is secured by means of a right of sale pledge over CIP Limited’s 100% shareholding in CIP UK.

On the same date, CIP Limited granted Inmarsat III an option to acquire the entire issued share capital of CIP UK (the “Call Option”). The Call Option is only exercisable after 14 April 2009, when certain of Inmarsat’s distribution agreements expire, and terminates on 31 December 2010. The Call Option is exercisable for a payment of between US$750,000 and US$1.0m. Following the acquisition of Stratos by CIP Canada, and until such time as a decision is made to exercise the Call Option, we have no control over the financial and operating policies of Stratos and it is expected to continue its current operations and business as usual.

1

In order to fund the Loan Facility, Inmarsat III entered into a new US$411.5m borrowing facility with three banks in March 2007 (the “Facility”). In November 2007 Inmarsat plc then issued US$287.7m in principal amount of 1.75% convertible bonds due 2017 and therefore cancelled US$260.0m of the borrowing Facility. The remaining US$151.5m facility was available to Inmarsat III to fund an additional loan as necessary to support CIP Canada’s mandatory tender offer for Stratos’ outstanding bonds that was required following completion of CIP Canada’s acquisition of Stratos. The mandatory tender period closed on 14 January 2008 and at that time only US$1,000 of bonds had been tendered. As a result, there were no drawings under the US$151.5m facility and the facility was cancelled on 21 January 2008.

Consolidation of CIP UK and its Subsidiaries

The consolidated results of the Group for 31 December 2007 include the financial results of CIP for the period from 11 December 2007 to 31 December 2007.

Although Inmarsat does not hold an equity interest in, nor have any control over the financial and operating policies or any entitlement to receive dividends from CIP UK, under IFRS (more specifically Standing Interpretations Committee (“SIC”) 12 Consolidation – Special Purpose Entities (“SPE”)) the Group is required to consolidate the financial results of CIP UK, as it meets the SIC12/IAS 27 definition of a SPE given that the Group is deemed to bear the residual risks and economic benefits of CIP UK by virtue of the combination of the Loan Facility and the Call Option.

We have accounted for the combination of Inmarsat Core1 and CIP using the purchase method of accounting in accordance with IFRS 3 “Business Combinations”. Results of operations for CIP have been included in the consolidated income statement for the Group for the period 11 December 2007 to 31 December 2007 (21 days of activity).

Non-controlling interests in the net assets of CIP are identified separately from the equity attributable to shareholders of Inmarsat plc. Non-controlling interests consist of the amount of those interests at the date of acquisition and a minority interest in one of CIP’s subsidiaries.

Convertible Bond Issue

On 16 November 2007 Inmarsat plc issued US$287.7m in principal amount of 1.75% convertible bonds due 2017 (the “Bonds”). The Bonds are convertible into ordinary shares of the Company and have a 1.75% per annum coupon payable semi-annually and a yield to maturity of 4.5%. The Bonds have an initial conversion premium of 32.5% over the reference share price of £4.6193 representing approximately 5% of the Company’s current issued share capital.

The Bonds have been accounted for as a compound financial instrument and as such bifurcated into a liability component of US$224.3m (classified as non-current borrowings in our balance sheet) and an equity component of US$56.9m (classified as equity reserves in our balance sheet).

We used US$269.0m of the net proceeds of the Bonds to indirectly provide a loan to fund the acquisition of Stratos by CIP Canada as discussed above in “CIP Canada offer for Stratos Global Corporation Accepted”. The balance of the net proceeds are available for general corporate purposes.

North America Spectrum agreement signed with SkyTerra and MSV

During 2007 we held discussions with Mobile Satellite Ventures LP, Mobile Satellite Ventures (Canada) and SkyTerra Communications, Inc. (together “MSV”) about the efficient re-use and reorganisation of our respective L-band spectrum across the Americas and we announced in December 2007 that a co-operation agreement for spectrum re-use was signed between us and MSV.

[1]Inmarsat plc and its subsidiaries excluding CIP	2

This agreement includes conditional provisions for the co-ordination of the parties’ respective existing and planned satellites serving the Americas and for the reorganisation of our spectrum and that of MSV over the Americas to provide contiguous spectrum in larger blocks for both our operations and efficient re-use of L-band spectrum. The purpose of the agreement is to increase spectrum efficiency and protect both Mobile Satellite Communication Services (“MSS”) and Ancillary Terrestrial Component (“ATC”) operations from inter-system interference. Additionally, the agreement sets up a framework for commercial cooperation between the parties to support the exploitation by MSV of hybrid MSS-ATC services in North America.

We believe that the cooperation agreement will bring significant benefits to us with the reorganisation of the spectrum allocation over the Americas allowing us to continue to grow and deploy our L-band services, especially our Broadband Global Area Network (“BGAN”) services and Global Satellite Phone Services (“GSPS”), in that region.

Alphasat project

In November 2007, we announced that agreements had been signed with the European Space Agency (“ESA”) for Inmarsat to become the commercial operator for the Alphasat project for the development and launch of a new satellite. Alphasat is an ESA initiative for the development of Alphabus, a new satellite platform capable of carrying a large communications payload. Through the Alphasat project, we will build and launch an advanced L-band satellite which will supplement the existing Inmarsat-4 satellite constellation and offer the opportunity for new and advanced services with access to a new allocation of L-band spectrum. Astrium Satellites, a subsidiary of the European Aeronautic Defence and Space Agency (“EADS”) has been contracted to build the satellite. We expect our investment for the satellite in orbit (excluding insurance) to be in the region of €260.0m (net of the funding provided by ESA) with the launch expected to occur in late 2012 or 2013.

Introduction of New Services

In July 2007, we launched the new handheld IsatPhone service and the fixed LandPhone service. IsatPhone, which is the first handheld satellite phone in the Inmarsat portfolio, is a dual-mode satellite/GSM phone. It is targeted at business and personal users who travel or work in areas where local telephone networks are unreliable or non-existent. LandPhone is a fixed land satellite phone installation targeted at remote villages. In addition in November 2007, we launched FleetPhone, Inmarsat’s new maritime satellite phone. Initially these new services, or Satellite Phone Services (“SPS”) will be available across much of the Middle East, Africa and Asia and will be rolled-out globally following an extensive network and terminal modernisation and development programme currently expected to be completed by early 2009.

In September 2007, we announced the introduction of our new low data rate service, IsatM2M. IsatM2M is a next-generation satellite telematics service based on the trusted and globally-accepted Inmarsat D+ service. We have appointed Satamatics and SkyWave as global distributors for this service.

In October 2007 we launched our SwiftBroadband service and in November 2007, we launched our FleetBroadband service. Our SwiftBroadband and FleetBroadband services will be accessed by end-users through dedicated terminals specifically designed for use in-flight and at sea, respectively. SwiftBroadband is suitable for a range of applications from aircraft operation and management to cabin applications such as email, internet access, SMS text messaging and integration into in-flight entertainment systems.

3

SwiftBroadband is also being deployed in trials for the in-flight use of cellular phones and PDAs. With the launch of the third Inmarsat-4 satellite, FleetBroadband will be the first maritime communications service to provide cost-effective broadband data and voice, simultaneously, on a global basis.

BGAN

Revenues from BGAN services during 2007 were US$36.6m, an increase of US$27.1m, or 285%, compared with 2006. These figures include voice, data and subscription revenues. As at 31 December 2007, active BGAN subscribers were 15,817 compared with 7,119 as at 31 December 2006, an increase of 122% year on year. BGAN growth has been driven largely by new customers, the use of new applications by existing customers and during the later part of 2007 a decrease in demand in our GAN and R-BGAN services with the migration of these users to our BGAN service. Although we expect the migration to BGAN to have a larger impact in the future we do not expect migration to adversely impact overall land data revenues.

During 2007 we have continued to expand the availability of our high-speed data services further with the launch of SwiftBroadband in the aeronautical sector and FleetBroadband in the martime sector, although we do not expect material revenue contributions from these services until later in 2008.

Launch of our third Inmarsat-4 Satellite

In August 2007, we signed a contract with International Launch Services (“ILS”) for the launch of our third Inmarsat-4 satellite on a Proton launch vehicle and expect the launch to occur in the second quarter of 2008. We have commenced preparations for this launch. Our option to launch the third Inmarsat-4 satellite using an Atlas launch vehicle was cancelled in February 2008. The launch of the third Inmarsat-4 satellite will provide global coverage for our BGAN, GSPS, SwiftBroadband and FleetBroadband services.

Termination of our Inmarsat A Analogue Service

On 31 December 2007, at the end of a five-year notice period given to our end-user customers and the maritime industry, we switched off our only analogue service, known as Inmarsat A. This service had been in continuous operation since its launch in 1982, offering voice and data communications mostly to ships and other vessels at sea. Although at one time accounting for a significant proportion of our revenues, the vast majority of users of the Inmarsat A service had migrated to our newer digital services prior to the switch off. During 2007 the Inmarsat A service generated US$3.9m in revenue, however by December was not generating any material level of revenue, with the vast majority of users having migrated to newer Inmarsat services such as Fleet.

Dividends

On 25 May 2007, the Company paid a final dividend of 16.00 cents (US$) per ordinary share in respect of the year ended 31 December 2006. On 26 October 2007, the Company paid an interim dividend of 11.55 cents (US$) per ordinary share in respect of the year ended 31 December 2007, an 8.3% increase over 2006. The Inmarsat plc Board of Directors intends to recommend a final dividend of 17.33 cents (US$) per ordinary share in respect of the year ended 31 December 2007. In accordance with IAS 10, this final dividend has not been recorded as a liability in the financial statements at 31 December 2007. The total dividend paid and proposed for the year ended 31 December 2007 equals 28.88 cents (US$) per ordinary share, an 8.3% increase over 2006, and amounts to US$132.1m.

4

Galileo

Inmarsat’s proposed involvement in the Galileo Operating Company ended in June 2007 when the EU decided to implement Galileo as a purely public programme, thus ending a process set up to form a Public Private Partnership. Inmarsat continues to have an interest in the Galileo project, and we continue to position Inmarsat as a potential contractor to manage the overall operations of the system when it achieves ongoing operational status in the future.

Total Group Results

The results reported reflect the consolidated results of operations and financial condition of Inmarsat plc (the Company or together with its subsidiaries, the “Group”) for the year ended 31 December 2007. Included in these consolidated results for 2007 are 21 days of trading activity of CIP for the period 11 December 2007 to 31 December 2007. Please see “Consolidation of CIP UK and its Subsidiaries” above for further information on the acquisition. Where we refer to “Inmarsat Core1 ” we include only the results of Inmarsat plc and its subsidiaries excluding CIP.

Excluding CIP’s results, revenues, EBITDA and operating profit for Inmarsat Core1 were US$557.2m, US$383.5m and US$209.3m, respectively.

The table below shows the combined results for Inmarsat Core1 for the year ended 31 December 2007 and CIP for the 21 days of trading activity following its acquisition. The table also identifies all associated intragroup eliminations and adjustments for the reported consolidated Group position.

	Inmarsat Core[1]	CIP	Intragroup eliminations and adjustments	Consolidated plc
(US$ in millions)	2007 (unaudited)	2007 (unaudited)	2007 (unaudited)	2007 (unaudited)	2006 (audited)
Revenue	557.2	31.6	(12.3)	576.5	500.1

Employee benefit costs	(94.3)	(4.7)	—	(99.0)	(92.7)
Network and satellite operations costs	(33.8)	(20.8)	12.2	(42.4)	(31.1)
Other operating costs	(64.1)	(1.5)	0.1	(65.5)	(56.6)
Work performed by the Group and capitalised	18.5	—	—	18.5	12.0

EBITDA	383.5	4.6	—	388.1	331.7
Depreciation and amortisation	(174.2)	(2.5)	—	(176.7)	(156.8)

Operating profit	209.3	2.1	—	211.4	174.9
Interest receivable and similar income	7.6	—	(0.9)	6.7	8.3
Interest payable and similar charges	(91.4)	(2.3)	0.4	(93.3)	(93.4)

Net interest payable	(83.8)	(2.3)	(0.5)	(86.6)	(85.1)

Profit/(loss) before income tax	125.5	(0.2)	(0.5)	124.8	89.8
Income tax (expense)/credit	(28.3)	(0.1)	0.2	(28.2)	37.9

Profit/(loss) for the year	97.2	(0.3)	(0.3)	96.6	127.7

In order to provide investors with more meaningful comparative financial information for Inmarsat plc, we have chosen to discuss our trading results and position split between Inmarsat Core1 and CIP. It should be noted that CIP operates independently from Inmarsat Core1 and Inmarsat Core1 management have no control over the financial and operating activities and results of CIP. CIP’s analysis has substantially been obtained from trading results of the main trading entity of the CIP Group, being Stratos, as incorporated in the Stratos Global Corporation Annual Report for 2007.

[1]Inmarsat plc and its subsidiaries excluding CIP	5

Inmarsat Core1 Results

Revenues

Revenues for 2007 were US$557.2m, an increase of US$57.1m, or 11.4%, compared with 2006.

The table below sets out the components of Inmarsat Core’s1 total revenue for each of the years under review:

	2007 (unaudited)	2006 (audited)	Increase/ (decrease)
	(US$ in millions)
Revenues
Maritime sector:
voice services	102.6	100.9	1.7%
data services	207.7	183.8	13.0%

Total maritime sector	310.3	284.7	9.0%
Land mobile sector:
voice services	14.8	19.2	(22.9)%
data services	111.0	96.9	14.6%

Total land mobile sector	125.8	116.1	8.4%
Aeronautical sector	44.3	30.7	44.3%
Leasing (incl. navigation)	66.2	60.3	9.8%

Total mobile satellite communications services	546.6	491.8	11.1%

Other income	10.6	8.3	27.7%

Total revenue	557.2	500.1	11.4%

%	2007	2006
MSS revenue by sector
Maritime	57%	58%
Land mobile	23%	24%
Aeronautical	8%	6%
Leasing	12%	12%

(‘000s)	2007	2006
Active terminals (a) (b)
Maritime	147.3	139.5
Land mobile	77.2	80.8
Aeronautical	8.9	7.7

Total active terminals	233.4	228.0

(a)	Active terminals are the number of subscribers (R-BGAN, BGAN and SPS) or terminals that have been used to access commercial services (except ACeS terminals) at any time during the preceding twelve-month period registered as at 31 December. Active ACeS terminals are the average number of terminals active on a daily basis during the period.

(b)	Active terminals as at 31 December 2007 include 9,298 ACeS terminals and 15,817 BGAN subscribers (as at 31 December 2006: 9,922 and 7,119, respectively).

Total active terminals for Inmarsat Core1 grew to over 233,000 during 2007, a 2.4% increase over 2006. Active terminal numbers showed strong growth particularly in maritime, up 5.6% year over year, with our base of active Fleet terminals growing by 39.8%. In the aeronautical sector, continued growth in Swift 64 (high-speed data) and ‘classic’ aero (low-speed data) have increased active terminal numbers by 15.6% year over year. Land mobile terminal growth decreased 4.5% year over year with fewer Mini M terminals being used as a result of increased competition offset in part by growth in BGAN.

[1]Inmarsat plc and its subsidiaries excluding CIP	6

Maritime Sector: During 2007, revenues from the maritime sector were US$310.3m, an increase of US$25.6m, or 9.0%, compared with 2006. This reflects an increase in both data and voice revenue. Revenues from data services in the maritime sector during 2007 were US$207.7m, an increase of US$23.9m, or 13.0%, compared with 2006. The increase in revenues from data services primarily reflects greater demand, as a result of the take-up and utilisation of our Fleet services in the new-build market. Revenues from voice services in the maritime sector during 2007 were US$102.6m, an increase of US$1.7m, or 1.7%, compared with 2006, reflecting increasing signs of stabilisation in this sector. Historically our voice revenues for maritime services have been affected in some cases by competition and by the migration of users from our higher-priced analogue service to our lower-priced digital services. This stabilisation in voice has benefited from continued growth in our Fleet services and a full year of revenues from our ACeS collaboration, which began in September 2006 and the introduction of our SPS service in July 2007. As discussed earlier, with effect from 31 December 2007 we have ceased our Inmarsat A analogue service following a five-year notice period to end-users. During 2007 the Inmarsat A service generated US$3.9m in revenue, however by December was not generating any material level of revenue, with the vast majority of users having migrated to newer Inmarsat services such as Fleet.

Land Mobile Sector: In 2007, revenues from the land mobile sector were US$125.8m, an increase of US$9.7m, or 8.4%, compared with 2006. Revenues from data services in the land mobile sector during 2007 were US$111.0m, an increase of US$14.1m, or 14.6%, compared with 2006. The increase is a result of continued strong growth in BGAN offset in part by the decline in high-speed data traffic following a reduction in traffic in the Middle East, competition from VSAT and the migration of GAN and R-BGAN users to our BGAN service. Although we expect the migration to BGAN to have a larger impact in the future, we do not expect migration to adversely impact overall land data revenues. Revenues from voice services in the land mobile sector during 2007 were US$14.8m, a decrease of US$4.4m, or 22.9%, compared with 2006. This is as we had expected and continues the trend seen over the last few years of declining voice traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, and from other MSS operators. This was partially offset by the growth in BGAN voice and our own handheld voice product, IsatPhone, over the initial Inmarsat-4 coverage area with global SPS coverage expected by early 2009. We believe that SPS will enhance our land voice offering and enable us to continue to win customers in the handheld voice market and gain market share, particularly as competitive platforms come to the end of their lives.

Revenues, including voice, data and subscription, from BGAN services during 2007 were US$36.6m, an increase of US$27.1m, or 285%, compared with 2006. As at 31 December 2007, there were 15,817 (2006: 7,119) active BGAN subscribers, an increase of 122% compared with 31 December 2006. BGAN growth has been driven by new customers, the use of new applications by existing customers and, during the later part of 2007, the migration of GAN and R-BGAN users to our BGAN service.

Aeronautical Sector: During 2007, revenues from the aeronautical sector were US$44.3m, an increase of US$13.6m, or 44.3%, compared with 2006. The increase is primarily due to increased demand for our Swift 64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines.

Leasing: During 2007, revenues from leasing were US$66.2m, an increase of US$5.9m, or 9.8%, compared with 2006. The increase relates primarily to new navigation contracts and a full year of revenues for our Swift 64 lease. We experienced lower Inmarsat Core1 leasing revenue during the fourth quarter as a result of lower demand by a key customer.

[1]Inmarsat plc and its subsidiaries excluding CIP	7

Other income: Other income for 2007 was US$10.6m, an increase of US$2.3m or 27.7%, compared with 2006. The increase in other income relates to additional in-orbit support services provided to other satellite operators. As well as the provision of in-orbit services to other operators, other income consists primarily of income from the provision of conference facilities, renting surplus office space and revenue from sales of SPS end-user terminals.

Net operating costs

Net operating costs during 2007 were US$173.7m, an increase of US$5.3m or 3.1% compared to 2006. The increase reflects higher employee benefit costs, network and satellite operations costs and other operating costs for our core business offset by higher capitalised costs.

(US$ in millions)	Inmarsat Core[1] 2007 (unaudited)	Consolidated plc 2006 (audited)

Employee benefit costs	94.3	85.9
Restructuring costs including termination benefits	—	6.8

Total employee benefit costs	94.3	92.7
Network and satellite operations costs	33.8	31.1
Other operating costs	64.1	56.6
Work performed by the Group and capitalised	(18.5)	(12.0)

Net operating costs	173.7	168.4

Employee benefit costs

Employee benefit costs during 2007 were US$94.3m, an increase of US$8.4m, or 9.8% compared with 2006 (excluding restructuring costs of US$6.8m in 2006). The increase is a result of additional headcount in both London and Batam (our operation in Indonesia), higher staff bonuses, additional non-recurring costs incurred as a result of changes made to our existing healthcare and home leave employee benefit schemes, the impact of annual salary increases and an adverse movement in the Group’s hedged rate of exchange for Pounds Sterling, which has increased from US$1.77/£1.00 in 2006 to US$1.81/£1.00 in 2007 (the majority of staff costs are in Sterling and we report the Group’s results in US dollars). Total full-time equivalent headcount at 31 December 2007 was 462 compared with 436 as at 31 December 2006.

Network and satellite operations costs

Network and satellite operations costs during 2007 were US$33.8m, an increase of US$2.7m or 8.7%. The increase is primarily due to the inclusion of a full year of in-orbit insurance costs for the Inmarsat-4 F2 satellite in 2007 which commenced on expiry of the launch insurance policy, being 8 November 2006. The remainder of the increase relates to new maintenance contracts, in respect of network infrastructure, that commenced in 2007.

Other operating costs

During 2007, other operating costs were US$64.1m, an increase of US$7.5m, or 13.3%, compared with 2006. The increase primarily relates to the direct cost of sales of SPS terminals sold during the period and foreign exchange losses of US$2.9 million (2006: gain of US$1.6 million). Additionally, website development costs and an amount of irrecoverable VAT were incurred. Offsetting the increases in part, were lower office rental costs in 2007 due to an amendment made to the accounting treatment on rental payments for our head office in 2006 and lower professional fees in 2007 following the settlement of an outstanding arbitration proceeding in 2006.

[1]Inmarsat plc and its subsidiaries excluding CIP	8

Work performed by the Group and capitalised

During 2007, own work capitalised was US$18.5m, an increase of US$6.5m, or 54.2%. Own work capitalised reflects the shift of work from our BGAN and Inmarsat-4 programme, now that it is largely operational, to work on the rollout of our SPS service and our new services that were introduced in late 2007 such as FleetBroadband and SwiftBroadband.

EBITDA

As a result of the factors discussed previously, EBITDA for 2007 was US$383.5m, an increase of US$51.8m, or 15.6%, compared with 2006 EBITDA. EBITDA margin increased to 68.8% for 2007 compared with 66.3% for 2006. This reflects an increase in revenue offset in part by a smaller increase in net operating costs.

Depreciation and amortisation

During 2007, depreciation and amortisation was US$174.2m, an increase of US$17.4m, or 11.1%, compared with 2006. The increase relates to both accelerated depreciation costs following the cancellation of the Atlas launch vehicle option we had in place for the launch of our third Inmarsat-4 satellite and higher depreciation charges following the commencement of depreciation on certain elements of the Inmarsat-4 ground network that became commercially operational during 2006.

Operating profit

As a result of the factors discussed above, operating profit during 2007 was US$209.3m, an increase of US$34.4m, or 19.7%, compared with 2006.

Interest

Interest payable for 2007 was US$91.4m, a decrease of US$2.0m, or 2.1% compared with 2006 with a decrease in finance costs associated with our pension and post-retirement liabilities, offset in part by the increase in accretion of principal on our Senior Discount Notes year on year.

Interest receivable for 2007 was US$7.6m, a decrease of US$0.7m, or 8.4% compared with 2006. The decrease relates to the absence of any comparable realised gain in 2007 (2006: US$2.8m) on an interest rate swap which expired at the end of 2006 and lower cash balances in 2007 offset by additional interest income accrued on the loan to CIP in 2007.

Profit before tax

For 2007, profit before tax was US$125.5m, an increase of US$35.7m, or 39.8% compared with 2006, as a result of higher operating profits and interest costs largely unchanged year over year.

Income tax expense

In 2007 the Group recorded a tax charge of US$28.3m, compared with a tax credit of US$37.9m in 2006.

In December 2006, an intragroup lease receivable asset was disposed of and subsequently terminated resulting in the net release of a deferred tax provision of US$58.1m, which offset our tax liability for 2006. Excluding the effect of this transaction and a further credit arising from the review of certain historical tax provisioning positions, the tax charge for 2006 would have been US$27.3m, resulting in an effective tax rate of 30.4%.

In 2007, the adjustment for the enacted reduction in the future corporation tax rate from 30% to 28% resulted in a deferred tax credit of US$11.6m. Excluding this adjustment, the tax charge for 2007 would have been US$39.9m, resulting in an effective tax rate of 31.8%.

9

The increase in the effective tax rate in 2007 is as a result of an increase in the level of permanently disallowable expenditure.

Profit for the year

As a result of the factors discussed above, profit for the year 2007 was US$97.2m, a decrease of US$30.5m, or 23.9%, compared with 2006.

CIP Results

With effect from 11 December 2007, CIP UK and its subsidiaries (“CIP”) have been consolidated into our Group results. CIP operates and is managed independently from Inmarsat Core1. CIP’s only trading subsidiary is Stratos for which all trading information that follows primarily relates. For further information on Stratos please refer to their 2007 Consolidated Financial Statements which can be located at www.stratosglobal.com.

Total revenues for CIP for the period 11 December 2007 to 31 December 2007 (“the period”) were US$31.6m. Of this amount, MSS revenues were US$23.4m, Broadband revenues were US$5.8m and revenues from the sales and rental of equipment and repairs was US$2.4m. Inmarsat services account for a large proportion of Stratos’ MSS revenues. Intragroup revenues reported by Inmarsat Core1 from Stratos that are eliminated on consolidation were US$12.3m for the period.

Total operating costs for CIP for the period were US$27.0m. Stratos’ largest operating costs category is network and satellite operations costs which largely reflects costs of goods and services, variable expenses such as the cost of airtime and space segment they purchase from satellite operators such as Inmarsat, cost of equipment, materials and services they re-sell, and variable labour costs related to the repair and service workforce. Intragroup costs that are eliminated on Group consolidation were US$12.2m for the period for network and satellite operations costs and US$0.1m for other operating costs.

Depreciation and amortisation of US$2.5m for the period relates to capital assets with a net book value of US$126.0m at 31 December 2007. As the acquisition of Stratos by CIP Canada occurred only 21 days prior to our financial year end, book values of the assets and liabilities acquired were used as fair values on a provisional basis. We expect to carry out a fair value allocation of these assets and liabilities during 2008. Should the final fair values differ significantly from book values we expect to record an adjustment to depreciation and amortisation costs in 2008.

Interest expense of US$2.3m primarily reflects interest costs associated with Stratos’ outstanding Senior Credit Facilities of US$222.8m, Senior Unsecured Notes of US$150.0m and interest on the Loan Facility that is payable to Inmarsat III in respect of the Transaction. Please see “CIP Canada offer for Stratos Global Corporation Accepted” for further details of the Transaction and the Loan Facility. The Loan Facility and associated interest is eliminated on Group consolidation.

A loss after tax of US$0.3m was incurred in the period.

[1]Inmarsat plc and its subsidiaries excluding CIP	10

Total Group Results

Earnings per share

2007 basic and diluted earnings per share for profit attributable to the equity holders of the Company were 21 cents (US$) and 21 cents (US$) respectively, compared with 28 cents (US$) and 28 cents (US$) respectively for 2006. The decrease is due to a large deferred tax credit in the prior year. 2006 basic and diluted earnings per share adjusted to exclude the deferred tax credit were 17 cents (US$) and 17 cents (US$) respectively.

Liquidity and capital resources

Inmarsat Core1 had net borrowings at 31 December 2007 of US$1,184.4m primarily comprising drawings on the Senior Credit Facility of US$250.0m, Revolving Credit Facility of US$70.0m, Convertible Bonds of US$231.4m (including accretion of principal), Senior Notes of US$218.8m (net of US$91.6m Senior Notes held by the Group, being 30% of the aggregate principal amount outstanding), Senior Discount Notes of US$412.0m (including accretion of principal) and deferred satellite payments of US$52.4m, net of cash and cash equivalents of US$51.1m.

CIP had net borrowings at 31 December 2007 of US$309.4m, primarily comprising drawings on Senior Credit Facilities of US$222.8m and Senior Unsecured Notes of US$150.0m, net of cash and cash equivalents of US$63.9m.

The total borrowings figures given in note 8 can be reconciled to the net borrowings figures above as follows:

(US$ in millions)	As at 31 December 2007 (unaudited)	As at 31 December 2006 (audited)

Inmarsat Core[1]
Total borrowings	1,235.5	941.1
Cash and cash equivalents	(51.1)	(42.8)

	1,184.4	898.3
CIP
Total borrowings	373.3	—
Cash and cash equivalents	(63.9)	—

	309.4	—

Group Net Borrowings (excluding deferred finance costs)	1,493.8	898.3

[1]Inmarsat plc and its subsidiaries excluding CIP	11

The table below shows the combined cash flow for Inmarsat Core1 for the year ended 31 December 2007 and CIP for the 21 days of trading activity following its acquisition. The table also identifies all associated intragroup eliminations and adjustments for the reported consolidated Group cash flow position.

(US$ in millions)	Inmarsat Core[1] 2007 (unaudited)	CIP 2007 (unaudited)	Intragroup eliminations and adjustments 2007 (unaudited)	Consolidated plc
				2007 (unaudited)	2006 (audited)
Net cash from operating activities	379.1	11.6	—	390.7	330.0
Net cash used in investing activities excluding capital expenditure	(28.0)	(242.9)	29.7	(241.2)	(18.0)
Capital expenditure	(209.9)	(3.7)	—	(213.6)	(114.4)
Dividends paid to shareholders	(125.9)	—	—	(125.9)	(98.2)
Net cash from/(used in) financing activities excluding dividends	(6.6)	298.9	(29.7)	262.6	(91.6)
Foreign exchange adjustment	(0.3)	—	—	(0.3)	(0.2)

Net increase in cash and cash equivalents	8.4	63.9	—	72.3	7.6

Net cash from operating activities during 2007 was US$390.7m compared to US$330.0m during 2006. The increase arises from increased EBITDA, movements in working capital and inclusion of CIP.

Net cash used in investing activities, excluding capital expenditure, during 2007 was US$241.2m compared with US$18.0m for 2006. The increase in cash outflows reflects the acquisition of Stratos by CIP Canada for a consideration of $294.0m Canadian Dollars (which we had hedged to an exposure value of US$263.3m) net of US$56.0m of CIP cash acquired. The adjustment of US$29.7m represents hedging gains which have been applied against the purchase price of Stratos by CIP Canada on consolidation.

Capital expenditure during 2007 was US$213.6m compared with US$114.4m for 2006. The increase reflects capital expenditure for the continued construction of our Inmarsat-4 ground infrastructure, prepaid launch costs associated with our Inmarsat-4 F3 satellite, costs incurred on the construction of our third satellite access station in Hawaii, the payment of outstanding contractual milestones relating to the construction of our Inmarsat-4 satellites, investment in other new BGAN services such as FleetBroadband and SwiftBroadband and our new SPS network. CIP’s cash outflow in respect of capital expenditure for property, plant and equipment was US$3.7m for the period.

Net cash from financing activities, excluding the payment of dividends, during 2007 was US$262.6m compared to cash used of US$91.6m during 2006. During 2007, the Group issued US$287.7m of 1.75% convertible bonds due 2017 in November 2007 resulting in net proceeds of US$281.9m and drew down US$70.0m on its revolving credit facility. Offsetting these inflows in part were the Group’s purchase of US$38.0m principal of its Senior Notes (2006: US$43.6m) and payment of US$39.8m interest on the Senior Notes and Facilities (2006: US$36.4m). As discussed above, the adjustment of US$29.7m represents hedging gains applied against the purchase price of Stratos by CIP Canada on consolidation.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

[1]Inmarsat plc and its subsidiaries excluding CIP	12

Balance Sheet

The table below shows the combined balance sheets of Inmarsat Core1 and CIP at 31 December 2007. The table also identifies all associated intragroup eliminations and adjustments for the reported consolidated Group balance sheet.

(US$ in millions)	Inmarsat Core[1] 2007 (unaudited)	CIP 2007 (unaudited)	Intragroup eliminations and adjustments 2007 (unaudited)	Consolidated plc
				2007 (unaudited)	2006 (audited)
Non-current assets	2,097.9	628.6	(328.0)	2,398.5	1,769.5
Current assets	219.3	218.0	(71.2)	366.1	204.1

Total assets	2,317.2	846.6	(399.2)	2,764.6	1,973.6
Current liabilities	(262.3)	(159.2)	100.7	(320.8)	(167.8)
Non-current liabilities	(1,321.8)	(687.5)	299.2	(1,710.1)	(1,089.3)

Total liabilities	(1,584.1)	(846.7)	399.9	(2,030.9)	(1,257.1)

Net assets	733.1	(0.1)	0.7	733.7	716.5

The Group’s non-current assets totalled US$2,398.5m at 31 December 2007 compared with US$1,769.5m at 31 December 2006. The increase is due primarily to intangible assets of US$475.9m reflecting goodwill of US$407.3m acquired as a result of the acquisition of CIP with the remainder relating to other CIP intangible assets on acquisition. In addition, the increase reflects an increase in property, plant and equipment assets of US$144.6m as a result of the acquisition of CIP (US$123.8m) offset in part by a decrease in such assets for Inmarsat Core1 due to the first full year of depreciation on two of our Inmarsat-4 satellites and a major part of our BGAN infrastructure with the Inmarsat-4 programme now substantially complete and operational. The adjustment of US$328.0m represents the elimination of the intragroup loan between Inmarsat III and CIP UK, an adjustment for transaction costs in Inmarsat Core1 which are capitalised to goodwill on consolidation, an adjustment for non-controlling interests and an adjustment for the US$29.7m in hedging gains applied against the purchase price of Stratos by CIP Canada on consolidation.

Current assets for the Group were US$366.1m at 31 December 2007 compared with US$204.1m at 31 December 2006. Cash and cash equivalents increased from US$42.8m at 31 December 2006 to US$115.0m at 31 December 2007, of which US$63.9m in 2007 relates to CIP. Trade and other receivables increased from US$152.0m at 31 December 2006 to US$234.8m at 31 December 2007. The increase reflects CIP trade receivables of US$143.1 offset in part by the elimination of intra group amounts between Inmarsat Core1 and CIP. The adjustment of US$71.2m represents the elimination of intragroup receivables.

Non-current liabilities for the Group were US$1,710.1m at 31 December 2007 compared with US$1,089.3m at 31 December 2006. The increase primarily relates to additional non-current borrowings representing the liability component of the convertible bonds issued in November by Inmarsat plc of US$224.3m and the consolidation of CIP non-current borrowings of US$361.7m. The adjustment of US$299.2m represents the elimination of the intragroup loan between Inmarsat III and CIP UK.

Current liabilities for the Group at 31 December 2007 were US$320.8m compared with US$167.8m at 31 December 2006. The US$81.9m increase in current borrowings relates to the drawdown on the revolving senior credit facility of US$70.0m and the consolidation of CIP borrowings of US$11.6m. Trade and other payables have increased by US$48.1m from 2006 and largely relate to the consolidation of CIP payables of US$67.2m offset by lower payables for Inmarsat Core1 as a result of lower capital expenditure accruals in 2007. The adjustment of US$100.7m represents the elimination of intragroup payables and unamortised hedged gains in Inmarsat III which have been applied against the purchase price of Stratos by CIP Canada on consolidation.

[1]Inmarsat plc and its subsidiaries excluding CIP	13

With the deemed acquisition of CIP being so close to the Group’s reporting year end there have been no fair value adjustments made to the book values of CIP’s assets and liabilities as of 11 December 2007. For opening balance sheet purposes we recognised US$842.1m in assets and US$559.5m in liabilities. We will carry out a fair value allocation of these assets and liabilities during 2008. The increase in liabilities for CIP at 31 December 2007 primarily relates to the loan between Inmarsat III and CIP.

Seasonality and volume discounts

Revenues are impacted by volume discounts which increase over the course of the year with lower discount levels in early quarters and higher discounts in later quarters as our distribution partners meet specific volume thresholds. Volume discounts for 2007 were US$51.3m compared to US$42.1m during 2006, a 21.9% increase year on year. The effect of these volume discounts are most prominent in the third and fourth quarters. Additionally, the total amount of volume discounts is affected by the growth in underlying revenue and the consolidation of distribution partners. During the remaining term of our distribution agreements, which expire on 14 April 2009, we expect our distribution partners to achieve higher levels of volume discounts as a result of growth in our revenues. The merger of Stratos Global Limited and Xantic B.V. in February 2006 has resulted in increased levels of discounts during 2007 compared to 2006. Additionally, we expect Vizada Satellite Communications to earn higher volume discounts in 2008 compared to 2007 as a result of their consolidation with the former Telenor Satellite Services which was completed in September 2007.

Recent Events

The Inmarsat plc Board of Directors intends to recommend a final dividend of 17.33 cents (US dollars) per ordinary share in respect of the year ended 31 December 2007 to be paid on 23 May 2008 to ordinary shareholders on the register of members at the close of business on 9 May 2008. Shareholders will be asked to approve the final dividend payment at the Annual General Meeting to be held on 6 May 2008. Dividend payments will be made in Pounds Sterling based on the exchange rate prevailing in the London market four business days prior to payment. This dividend has not been recognised as a liability for 2007.

Subsequent to 31 December 2007 other than the events discussed above there have been no other material events which would affect the information reflected in the consolidated financial results of the Group.

14

INMARSAT PLC

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2007

(US$ in millions)	2007 (unaudited)	2006 (audited)
Revenue	576.5	500.1
Employee benefit costs	(99.0)	(92.7)
Network and satellite operations costs	(42.4)	(31.1)
Other operating costs	(65.5)	(56.6)
Work performed by the Group and capitalised	18.5	12.0

EBITDA	388.1	331.7
Depreciation and amortisation	(176.7)	(156.8)

Operating profit	211.4	174.9
Interest receivable	6.7	8.3
Interest payable and similar charges	(93.3)	(93.4)

Net interest payable	(86.6)	(85.1)

Profit before income tax	124.8	89.8
Income tax (expense)/credit	(28.2)	37.9

Profit for the year	96.6	127.7

Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US$ per share)
— Basic	0.21	0.28
— Diluted	0.21	0.28

15

INMARSAT PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 December 2007

(US$ in millions)	2007 (unaudited)	2006 (audited)
Profit for the year	96.6	127.7
Actuarial gains from pension and post retirement healthcare benefits	7.3	5.2
Net gains on cash flow hedges	11.8	8.2
Transfer to carrying amount of non-financial hedged item on cash flow hedges	(29.7)	—
Cancellation of deferred shares	0.1	—
Movement in cumulative translation reserve	—	(6.6)
Tax credited/(charged) directly to equity	3.1	(2.4)

Total recognised income for the year	89.2	132.1

16

INMARSAT PLC

CONSOLIDATED BALANCE SHEET

At 31 December 2007

(US$ in millions)	2007 (unaudited)	2006 (audited)
Assets

Non-current assets
Property, plant and equipment	1,392.1	1,247.5
Intangible assets	997.9	522.0
Investments	7.5	—
Other receivables	1.0	—

	2,398.5	1,769.5

Current assets
Cash and cash equivalents	115.0	42.8
Trade and other receivables	234.8	152.0
Inventories	15.8	0.8
Derivative financial instruments	0.5	8.5

	366.1	204.1

Total assets	2,764.6	1,973.6

Liabilities
Current liabilities
Borrowings	93.7	11.8
Trade and other payables	194.1	146.0
Provisions	0.1	1.6
Current income tax liabilities	28.6	8.4
Derivative financial instruments	4.3	—

	320.8	167.8

Non-current liabilities
Borrowings	1,483.5	910.6
Other payables	7.6	6.7
Provisions	40.4	37.6
Deferred income tax liabilities	170.9	134.4
Derivative financial instruments	7.7	—

	1,710.1	1,089.3

Total liabilities	2,030.9	1,257.1

Net assets	733.7	716.5

Shareholders’ equity
Ordinary shares	0.3	0.4
Share premium	677.1	675.4
Equity reserve	56.9	—
Other reserves	(7.4)	11.3
Retained earnings	5.4	29.4

Equity attributable to shareholders of the parent	732.3	716.5

Non-controlling interest	1.4	—

Total shareholders’ equity	733.7	716.5

17

INMARSAT PLC

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2007

(US$ in millions)	2007 (unaudited)	2006 (audited)
Cash flow from operating activities
Cash generated from operations	384.3	327.9
Interest received	6.3	2.6
Income taxes paid	0.1	(0.5)

Net cash from operating activities	390.7	330.0

Cash flow from investing activities
Purchase of property, plant and equipment	(205.3)	(113.0)
Consideration under ACeS collaboration arrangement	(3.0)	(4.0)
Additions to capitalised development costs	(8.3)	(1.4)
Work performed by the Group and capitalised(a)	(17.5)	(14.0)
CIP transaction fees	(12.7)	—
Purchase of Stratos, net of cash acquired	(207.3)	—
Purchase of CIP UK option	(0.7)	—

Net cash used in investing activities	(454.8)	(132.4)

Cash flow from financing activities
Dividends paid to shareholders	(125.9)	(98.2)
Purchase of Senior Notes	(38.0)	(43.6)
Interest paid on Senior Notes and Facilities	(39.8)	(36.4)
Net settlement of finance lease	—	(11.6)
Net proceeds from Senior Credit Revolving Facility	70.0	—
Net proceeds from issue of Convertible Bonds	281.9	—
Payment on purchase of own shares by employee benefit trust	(10.1)	—
Finance lease disposal fees	(1.4)	—

Net cash from/(used) in financing activities	136.7	(189.8)

Foreign exchange adjustment	(0.3)	(0.2)

Net increase in cash and cash equivalents	72.3	7.6

Movement in cash and cash equivalents
At beginning of year	42.7	35.1
Net increase in cash and cash equivalents	72.3	7.6

As reported on balance sheet (net of bank overdrafts)	115.0	42.7

At end of year, comprising
Cash at bank and in hand	65.5	1.5
Short-term deposits with original maturity of less than 3 months	49.5	41.3
Bank overdrafts	—	(0.1)

	115.0	42.7

(a) The Group previously classified the cash impact of ‘Work performed by the Group and capitalised’ within ‘Cash flow from operating activities’. Management believes that the inclusion as part of ‘Cash flow from investing activities’ is a fairer representation of the Group’s activities, and as a result, US$14.0m of cash flow in the 2006 financial year has been reclassified from ‘Cash flow from operating activities’ to ‘Cash flows from investing activities’.

18

NOTES TO THE CONSOLIDATED FINANCIAL RESULTS

1. General Information

These unaudited consolidated financial results were approved for issue by the Board of Directors on 6 March 2008.

The financial information for the year ended 31 December 2007 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. Statutory accounts for 2007 will be delivered following the Company’s Annual General Meeting. The auditors have not reported on these accounts.

The statutory financial statements for the year ended 31 December 2006 have been filed with the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain statements under section 237(2) or 237(4) of the Companies Act 1985.

2. Principal accounting policies

Basis of preparation

The unaudited Group results for 2007 have been prepared on a basis consistent with the IFRS accounting policies as set out on pages 45 to 51 of the audited Consolidated Financial Statements for the year to 31 December 2006, as available on our website www.inmarsat.com/about us/investor relations/financial reports/2006 Annual Report and Accounts. The applied International Financial Reporting Standards (“IFRS”) accounting policies were selected by management considering all applicable IFRSs issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union. This announcement does not contain sufficient information to comply with all of the disclosure requirements of IFRS.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. Although these estimates are based on management’s best knowledge of the amount, events or actions, the actual results ultimately may differ from those estimates.

The functional currency of the Company and all of the Group’s subsidiaries and the presentation currency is the US dollar, as the majority of operational transactions and borrowings are denominated in US dollars.

3. Consolidation of CIP UK and its Subsidiaries

The consolidated results for 31 December 2007 include the financial results of CIP UK Holdings Limited (“CIP UK”) and its subsidiaries including Stratos for the period 11 December 2007 to 31 December 2007 (“CIP”). On 11 December 2007, Inmarsat Finance III Limited (“Inmarsat III”), a wholly owned subsidiary of the Inmarsat plc, provided a loan of US$269.0m to CIP UK to fund the acquisition (the “Loan Facility”) by its wholly-owned subsidiary CIP Canada. On this date, CIP granted Inmarsat III an option to acquire the entire issued share capital of CIP UK (the “Call Option”). The Call Option is only exercisable after 14 April 2009, when certain of Inmarsat’s distribution agreements expire, and terminates on 31 December 2010. The Call Option is exercisable for a payment of between US$750,000 and US$1.0m.

Although Inmarsat does not hold an equity interest in, nor have any control over the financial and operating policies or any entitlement to receive dividends from CIP UK, under IFRS (more specifically Standing Interpretations Committee (“SIC”) 12 Consolidation – Special Purpose Entities (“SPE”)) the Group is required to consolidate the financial results of CIP UK, as it meets

19

NOTES TO THE CONSOLIDATED FINANCIAL RESULTS (continued)

the SIC12/IAS 27 definition of a SPE given that the Group is deemed to bear the residual risks and economic benefits of CIP UK by virtue of the combination of the Loan Facility and the Call Option.

We have accounted for the combination of Inmarsat and CIP using the purchase method of accounting in accordance with IFRS 3 “Business Combinations”. Results of operations for CIP have been included in the consolidated income statement for the Group for the period 11 December 2007 to 31 December 2007 (21 days of activity).

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

Non-controlling interests in the net assets of CIP are identified separately from the equity attributable to shareholders of the Inmarsat plc. Non-controlling interests consist of the amount of those interests at the date of acquisition, which represents the maximum amount of US$1.0m payable by Inmarsat III on exercise of the option and a minority interest in one of CIP’s subsidiaries. This amount will not vary materially with the results of Stratos.

4. Segment information

The Group operates primarily in one business segment being the supply of mobile satellite communications services (“MSS”).

‘Other’ principally comprises income from technical support to other operators, the provision of conference facilities leasing surplus office space to external organisations and CIP’s Broadband business.

Primary reporting format—Business segments

	2007 (unaudited)
(US$ in millions)	Mobile satellite communications services	Other	Unallocated	Total
Revenue	562.1	14.4	—	576.5

Segment result (operating profit)	210.3	1.1	—	211.4
Net interest charged to the Income Statement	—	—	(86.6)	(86.6)

Profit before income tax				124.8
Income tax expense				(28.2)

Profit for the year				96.6

Segment assets	2,156.1	86.2	115.0	2,357.3
Goodwill on CIP transaction(a)	—	—	407.3	407.3
Segment liabilities	(263.5)	(17.6)	(1,749.8)	(2,030.9)
Capital expenditure(b)	(187.4)	—	(0.2)	(187.6)
Depreciation	(154.6)	(0.3)	(1.0)	(155.9)
Amortisation of intangible assets	(20.8)	—	—	(20.8)

(a)	The goodwill arising on the CIP transaction will be allocated to specific segments once we have conducted a fair value review of the assets and liabilities, which will take place during 2008.

(b)	Capital expenditure stated using accruals basis.

20

NOTES TO THE CONSOLIDATED FINANCIAL RESULTS (continued)

	2006 (audited)
(US$ in millions)	Mobile satellite communications services	Other	Unallocated	Total
Revenue	493.0	7.1	—	500.1

Segment result (operating profit)	175.1	(0.2)	—	174.9
Net interest charged to the Income Statement	—	—	(85.1)	(85.1)

Profit before income tax				89.8
Income tax expense				37.9

Profit for the year				127.7

Segment assets	1,930.8	—	42.8	1,973.6
Segment liabilities	(191.9)	—	(1,065.2)	(1,257.1)
Capital expenditure(a)	(82.8)	—	—	(82.8)
Depreciation	(138.4)	—	—	(138.4)
Amortisation of intangible assets	(18.4)	—	—	(18.4)

(a)	Capital expenditure stated using accruals basis.

5. Net interest payable

(US$ in millions)	2007 (unaudited)	2006 (audited)
Interest on Senior Notes and Senior Credit Facilities	(40.1)	(38.1)
Accretion of principal on the Senior Discount Notes	(39.5)	(35.8)
Interest on convertible bonds	(2.6)	—
Net premium on early settlement of Burses finance lease	—	(6.2)
Pension and post-retirement liability finance costs	(1.3)	(5.8)
Unwinding of discount on deferred satellite liabilities	(3.3)	(3.7)
Amortisation of debt issue costs	(3.7)	(3.2)
Interest on CIP borrowings	(2.0)	—
Other interest	(0.8)	(0.6)
Total interest payable and similar charges	(93.3)	(93.4)

Bank interest receivable and other interest	6.4	5.5
Interest rate swap	0.3	2.8

Total interest receivable and similar income	6.7	8.3

Net interest payable	(86.6)	(85.1)

21

NOTES TO THE CONSOLIDATED FINANCIAL RESULTS (continued)

6. Income tax (expense)/credit

(US$ in millions)	2007 (unaudited)	2006 (audited)
Current tax:
Current year	(13.1)	(5.3)
Adjustments in respect of prior periods	—	13.9

Total current tax (expense)/credit	(13.1)	8.6

Deferred tax:
Origination and reversal of temporary differences	(24.3)	(19.5)
Adjustments in respect of the reduction in the Corporation Tax rate from 30% to 28%	9.2	—
Disposal of lease receivable	—	58.1
Reassessment of likelihood of recovery of deferred tax assets	—	(9.3)

Total deferred tax (expense)/credit	(15.1)	29.3

Total income tax (expense)/credit	(28.2)	37.9

22

NOTES TO THE CONSOLIDATED FINANCIAL RESULTS (continued)

7. Reconciliation of movements in shareholders’ equity

(US$ in millions)	Ordinary share capital	Share premium account	Equity reserve	Other reserves	(Accumulated losses)/ retained earnings	Non-controlling interest	Total
Balance at 1 January 2006	0.4	672.3	—	8.7	(4.9)	—	676.5

Net fair value gains - cash flow hedges	—	—	—	8.2	—	—	8.2
Issue of share capital	—	3.1	—	—	—	—	3.1
Share options charge	—	—	—	3.0	—	—	3.0
Profit for the year	—	—	—	—	127.7	—	127.7
Dividends payable	—	—	—	—	(98.2)	—	(98.2)
Actuarial gains from pension and post- retirement healthcare benefits	—	—	—	—	5.2	—	5.2
Movement in cumulative translation reserve	—	—	—	(6.6)	—	—	(6.6)
Tax charged directly to equity	—	—	—	(2.0)	(0.4)	—	(2.4)

Balance at 31 December 2006 (audited)	0.4	675.4	—	11.3	29.4	—	716.5

Attributable on combination of CIP	—	—	—	—	—	1.4	1.4
Net fair value gains - cash flow hedges	—	—	—	11.8	—	—	11.8
Transfer to carrying amount of non-financial hedged item on cash flow hedges	—	—	—	(29.7)	—	—	(29.7)
Issue of share capital	—	1.7	—	—	—	—	1.7
Recognition of equity component of convertible bonds	—	—	56.9	—	—	—	56.9
Cancellation of deferred shares	(0.1)	—	—	0.1	—	—	—
Purchase of shares by employee benefit trust	—	—	—	(10.1)	—	—	(10.1)
Share options charge	—	—	—	4.1	—	—	4.1
Profit for the year	—	—	—	—	96.6	—	96.6
Dividends payable	—	—	—	—	(125.9)	—	(125.9)
Actuarial gains from pension and post- retirement healthcare benefits	—	—	—	—	7.3	—	7.3
Tax credited/(charged) directly to equity	—	—	—	5.1	(2.0)	—	3.1

Balance at 31 December 2007 (unaudited)	0.3	677.1	56.9	(7.4)	5.4	1.4	733.7

23

NOTES TO THE CONSOLIDATED FINANCIAL RESULTS (continued)

8. Net borrowings

These balances are shown net of unamortised deferred finance costs, which have been allocated as follows:

	As at 31 December 2007 (unaudited)			As at 31 December 2006 (audited)
(US$ in millions)	Amount	Deferred finance cost	Net balance	Amount	Deferred finance cost	Net balance
Current:
Bank overdraft	—	—	—	0.1	—	0.1
Deferred satellite payments	12.1	—	12.1	11.7	—	11.7
Senior Credit Facility	70.0	—	70.0	—	—	—
CIP Mortgage obligation	0.1	—	0.1	—	—	—
CIP Senior Credit Facilities	11.5	—	11.5	—	—	—

Total current borrowings	93.7	—	93.7	11.8	—	11.8

Non-current:
Senior Credit Facility	250.0	(1.1)	248.9	250.0	(1.6)	248.4
Senior Discount Notes, 10.375%	406.7	(7.3)	399.4	367.6	(8.2)	359.4
—Accretion of principal	5.3	—	5.3	4.9	—	4.9
Senior Notes	218.8	(7.2)	211.6	256.8	(8.9)	247.9
Premium on Senior Notes	0.9	—	0.9	1.1	—	1.1
Deferred satellite payments	40.3	—	40.3	48.9	—	48.9
Convertible Bonds	229.4	(5.1)	224.3	—	—	—
—Accretion of principal	2.0	—	2.0	—	—	—
CIP Senior Credit Facilities	211.3	(4.3)	207.0	—	—	—
CIP Mortgage obligation	0.4	—	0.4	—	—	—
CIP Senior Unsecured Notes	150.0	(6.6)	143.4	—	—	—

Total non-current borrowings	1,515.1	(31.6)	1,483.5	929.3	(18.7)	910.6

Total Borrowings	1,608.8	(31.6)	1,577.2	941.1	(18.7)	922.4

Cash and cash equivalents	(115.0)	—	(115.0)	(42.8)	—	(42.8)

Net Borrowings	1,493.8	(31.6)	1,462.2	898.3	(18.7)	879.6

On 16 November 2007 Inmarsat plc issued US$287.7m in principal amount of 1.75% convertible bonds due 2017 (the “Bonds”). The Bonds are convertible into ordinary shares of the Company and have a 1.75% per annum coupon payable semi-annually and a yield to maturity of 4.5%. The Bonds have an initial conversion premium of 32.5% over the reference share price of £4.6193 representing approximately 5% of the Company’s current issued share capital. The initial conversion price is US$12.694 and the total number of common shares to be issued if all the Bonds are converted is 22.7 million shares.

The Bonds have been accounted for as a compound financial instrument and as such bifurcated into a liability component of US$224.3m (classified as non-current borrowings in our balance sheet) and an equity component of US$56.9m (classified as equity reserves in our balance sheet).

The gross proceeds of US$287.7m less issue costs of US$6.5m, have been split on initial recognition into the liability and equity components of US$224.3m and US$56.9m respectively. The liability component represents the fair value of the underlying liability. The equity component initially brought to account is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole, and represents the option for the holder to convert the bond into equity of the company. Issue costs are apportioned between the liability and equity components based on their respective carrying amounts at the date of issue.

24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: March 6, 2008	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE II plc

Date: March 6, 2008	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer